May 13, 2019

John Thatch
Chief Executive Officer
Sharing Services Global Corp.
1700 Coit Road, Suite 100
Plano, Texas 75075

       Re: Sharing Services Global Corp.
           Amendment No. 3 to Registration Statement on Form 10
           Filed May 3, 2019
           File No. 000-55997

Dear Mr. Thatch:

       We have reviewed your amended filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
April 23, 2019 letter.

Registration Statement on Form 10

Item 4. Security Ownership of Certain Beneficial Owners and Management, page 18

1. We continue to note that the amount held by officers and directors as a group references 2 individuals, not the 4 officers and directors included in the table on page 20. Please revise to provide the disclosure required by Item 403 of Regulation S-K or advise.
Recent Sales of Unregistered Securities, page 25

2. Your response does not address prior comment 5; therefore, we reissue the comment.
      Please revise to discuss the common stock issuances referenced on page
16. These
      include the issuances of common stock in June, August and September 2018. Your disclosure should clearly identify the exemption from registration under the Securities Act
      1933 relied upon for each issuance as required by Item 701(d) of Regulation S-K. In
 John Thatch
Sharing Services Global Corp.
May 13, 2019
Page 2
         addition, for each transaction, please discuss the facts supporting reliance upon the exemption from registration.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Steve Lo at 202-551-3394 or Angela Lumley at 202-551-3398 if you
have questions regarding comments on the financial statements and related matters. Please contact Ruairi Regan at 202-551-3269 or Pamela Howell, Special Counsel at 202-551-3357 with any other questions..



                                                               Sincerely,
FirstName LastNameJohn Thatch
                                                               Division of
Corporation Finance
Comapany NameSharing Services Global Corp.
                                                               Office of
Beverages, Apparel and
May 13, 2019 Page 2                                            Mining
FirstName LastName